SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 Under
                       the Securities Exchange Act of 1934

                         For the month of July, 2003
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                        Commission File Number 001-13908
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                                  AMVESCAP PLC
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                 (Translation of registrant's name into English)

                 30 Finsbury Square, London EC2A 1AG, ENGLAND
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                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F  X             Form 40-F
                                 -----                    -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes        No   X
                           -------   -------

If "Yes" is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-     N/A
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Description of document filed:  AMVESCAP PLC ELECTS DIANE PRICE BAKER A NON-
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                                EXECUTIVE DIRECTOR
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                            P R E S S   R E L E A S E

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         AMVESCAP PLC Elects Diane Price Baker a Non-Executive Director

LONDON--July 31, 2003 - AMVESCAP PLC today announced that Diane Price Baker, 49, has been elected a non-executive member of the Board of Directors. Ms. Baker previously was senior vice-president and chief financial officer of The New York Times and R.H. Macy & Company as well as director, corporate finance at Salomon Brothers.

"We welcome the fresh perspective and broad financial knowledge that Diane brings to the Board of Directors," said Charles W. Brady, executive chairman of AMVESCAP. "Her election adds another strong, independent voice to the Board."

"I am pleased to join the Board of Directors of AMVESCAP, one of the most respected and largest independent global asset managers," said Ms. Baker. "I look forward to providing strategic insight that contributes to the continued success of AMVESCAP."

With the addition of Ms. Baker, the Board will consist of 12 members, seven of whom are independent directors.

Ms. Baker is a member of the Boards of The New School University and the New York state chapter of the National Audubon Society. Previously she was a member of the Board of Directors of R.H. Donnelly Corporation and Mercator Software. She received a B.A. from Barnard College and an M.B.A.. from Columbia University's Graduate School of Business.

She will be joining the Audit, Remuneration, and Nomination and Corporate Governance committees. There is nothing further to disclose for Ms. Baker pursuant to Rule 16.4 of the Listing Rules of the U.K. Listing Authority. Ms. Baker will be standing for election for a full term at the next Annual General Meeting in April 2004. At the date of her appointment Ms Baker held 1,800 AMVESCAP PLC American Depositary Receipts (each ADR representing two ordinary shares).
AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM, INVESCO, and Atlantic Trust brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of retail and institutional products for clients in more than 100 countries. The Company is listed on the London, New York, Paris, and Toronto stock exchanges with the symbol AVZ. Additional information is available at www.amvescap.com.







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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                AMVESCAP PLC
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                                                (Registrant)



Date 31 JuLY, 2003                 By   /s/  MICHAEL S. PERMAN
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                                                (Signature)

                                             Michael S. Perman
                                             Company Secretary